Exhibit 99.1

Collective Mining Expands the Ramp Zone in Multiple Directions, More Than Doubling Its Vertical Extent, and Drills 21.40 m at 11.06 g/t AuEq*

•	APC171-D3, the Company's deepest hole to date, intersected multiple mineralized intervals including the following:
•	44.55 m at 5.75 g/t AuEq (5.58 g/t Au, 8 g/t Ag), including 21.40 m at 11.06 g/t AuEq (10.78 g/t Au, 15 g/t Ag), from 1,274 m below surface within the Mineral Resource, at a grade 154% higher than estimated for the blocks the hole crossed
•	79.80 m at 2.02 g/t Au, including 2.70 m at 25.58 g/t AuEq (25.53 g/t Au, 3 g/t Ag), from 1,727 m below surface, extending Ramp Zone mineralization to approximately 370 m below the Mineral Resource and more than doubling its known vertical extent to approximately 720 m
•	Three additional holes intersected broad and high-grade Ramp Zone-style mineralization well outside the boundaries of the Mineral Resource in previously untested areas of the Apollo breccia body as follows:
Hole	Intercept	Distance to Mineral Resource boundary**	Dept Extension **	Lateral Extension **
APC164-D5	13.75 m at 11.68 g/t AuEq (11.25 g/t Au, 22 g/t Ag)	~100 m	~90 m	~50 m north
APC164-D5	117.80 m at 1.59 g/t Au	~105 m	~65 m	~80 m north
APC164-D6	20.90 m at 3.41 g/t AuEq (3.39 g/t Au, 1 g/t Ag)	~135 m	~115 m	~75 m northwest
APC172-D1	26.75 m at 3.42 g/t Au	~120 m	~105 m	~50 m north
APC172-D1	7.80 m at 5.97 g/t AuEq (5.94 g/t Au, 2 g/t Ag)	~190 m	~190 m	-
•	Construction of the planned 3-kilometer underground exploration adit is expected to commence this month. Once it reaches Apollo, the adit design has been updated to intersect the Ramp Zone at approximately 700 m above sea level, or 1,350 m below surface, in the core of the high-grade portion of the Ramp Zone's Mineral Resource.

* APC171-D3: 11.06 g/t AuEq (10.78 g/t Au, 15 g/t Ag).
** Distances are measured from each interval to the nearest stope shape of the Mineral Resource; depth and lateral extensions are the vertical and horizontal components of that distance.

MIAMI, Nov. 10, 2026 /CNW/ -  Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") announces assay results from four directional diamond drill holes targeting the Ramp Zone of the Apollo deposit, part of its fully funded 2026 drilling program at the Guayabales Project in Caldas, Colombia.

All four holes intersected Ramp Zone mineralization below the base of the Mineral Resource, with the deepest, APC171-D3, intersecting the main Ramp Zone within the Mineral Resource and extending Ramp Zone mineralization to approximately 280 meters above sea level, approximately 370 vertical meters below the base of the Mineral Resource. Three step-out holes, APC164-D5, APC164-D6 and APC172-D1, intersected Ramp Zone mineralization to the north and northwest, approximately 100 to 190 meters beyond the outer boundary of the Mineral Resource.

Together, these results expand the known extent of the Ramp Zone at depth and to the north, complementing previously reported extensions to the west and northwest.

Ari Sussman, Executive Chairman, commented: "When we published our maiden Mineral Resource in September, the Ramp Zone stopped at 650 meters above sea level for one simple reason: that was as deep as our drilling had gone. The base of the Mineral Resource marked the limit of our drilling, not the limit of the Ramp Zone. Every one of these four holes found gold beneath and outside the Mineral Resource, with the deepest hole extending the Ramp Zone several hundred meters further down. At the same time, step-out holes north of the outer boundary of the Mineral Resource intersected broad mineralization in areas with no prior drilling. With our first track-mounted rig now on site and a plan to drill toward sea level in 2027, we believe the vertical dimension of the Ramp Zone will become one of the defining stories of Apollo."

A video of Ari Sussman, Executive Chairman, explaining today's results is available here: https://youtu.be/OVzHryaIkGc

To date, Collective has received assays for 209,500 meters of diamond drilling across the Guayabales and San Antonio projects, including results for 149,000 meters at the flagship Apollo deposit, which anchors the Guayabales Project. An additional 80 drill holes are awaiting assays, including 12 from the Ramp Zone.

The Company is fully funded for its planned 2026 program, which envisions up to 90,000 meters of drilling. The Company presently has 13 diamond drill rigs operating across the Guayabales Project. Six of these rigs are dedicated to the Ramp Zone, testing it laterally around the breccia body and at depth. The first track-mounted rig for deep drilling is now operating on site, and a second is expected within the next 30 days. In 2027, the Company intends to drill the Ramp Zone down to sea level (a depth of approximately two kilometers from surface). An updated Mineral Resource incorporating approximately 100,000 meters of additional drilling is expected between Q4 2027 and Q1 2028, followed by a Preliminary Economic Assessment shortly thereafter. The Company is targeting the second half of 2027 to submit the environmental license application for the Apollo deposit to Colombia's National Environmental Licensing Authority (Autoridad Nacional de Licencias Ambientales, "ANLA").

Drill Results and Geological Context (See Table 1 and Figures 1-4)

APC164-D5 and APC164-D6 were drilled from mother hole APC164-D on Pad 19, APC171-D3 was drilled from mother hole APC171-D on Pad 24, and APC172-D1 was drilled from mother hole APC172-D on Pad 37. All four holes were drilled toward the south-southwest to test extensions of the Ramp Zone beyond the Mineral Resource in the southeastern portion of the Apollo breccia body. For context, APC164-D5 lies approximately 180 meters north-northeast of previously reported hole APC174-D4, which intersected 154.30 m at 12.66 g/t AuEq (12.44 g/t Au, 11 g/t Ag) from 1,208 meters below surface (see press release dated November 3, 2026).

The Ramp Zone is a high-grade gold zone within the breccia body, commencing at approximately 1,000 meters above sea level ("masl"). At the Ramp Zone, mineralization occurs with pyrite and pyrrhotite, accompanied by minor bismuth, tellurium and locally arsenopyrite-bearing sulphides, hosted in veinlet stockworks, cracks and miarolitic cavities of the breccia body. Alteration is dominated by albite, actinolite, muscovite and epidote.

To date, the Mineral Resource for the Ramp Zone covers only the southeastern portion of the breccia's circumference, which is defined over approximately 315 meters of strike, 120 meters of width and 350 vertical meters, and hosts 0.20 million ounces AuEq Indicated (1.29 Mt at 4.74 g/t AuEq) and 1.04 million ounces AuEq Inferred (6.04 Mt at 5.37 g/t AuEq), reported underground below 1,000 masl at a 1.5 g/t AuEq cut-off (see press release dated September 8, 2026). The Ramp Zone's Mineral Resource extends down to 650 masl, the depth of the deepest drill hole included in the estimate.

Ramp Zone - APC171-D3: Four Mineralized Zones

APC171-D3, the deepest hole drilled by the Company to date, intersected four mineralized intervals: the upper intercept cut a shallow zone of carbonate base metal veins outside the Mineral Resource boundaries; a second intercepted a broad high-grade interval largely within the Mineral Resource boundaries; a third interval of mineralization immediately outside the Mineral Resource boundary; and a deeper interval of continuous mineralization extending down to approximately 280 meters above sea level, or 370 vertical meters below the base of the Mineral Resource. The hole ended at a downhole depth of 1,111.15 meters, corresponding to approximately 214 meters above sea level and 1,863 meters below surface. Assay results for this hole are as follows:

APC171-D3

•	61.60 m @ 1.27 g/t AuEq (1.14 g/t Au, 7 g/t Ag) from 916 meters below surface, including
•	8.45 m @ 5.09 g/t AuEq (4.67 g/t Au, 18 g/t Ag, 0.07% Cu), which includes
•	1.45 m @ 22.46 g/t AuEq (21.30 g/t Au, 48 g/t Ag, 0.22% Cu)
•	44.55 m @ 5.75 g/t AuEq (5.58 g/t Au, 8 g/t Ag) from 1,274 meters below surface, including
•	21.40 m @ 11.06 g/t AuEq (10.78 g/t Au, 15 g/t Ag) from 1,275 meters below surface
•	16.15 m @ 2.76 g/t AuEq (2.68 g/t Au, 4 g/t Ag) from 1,367 meters below surface
•	79.80 m @ 2.02 g/t Au from 1,727 meters below surface, including
•	2.70 m @ 25.58 g/t AuEq (25.53 g/t Au, 3 g/t Ag) from 1,727 meters below surface
•	15.50 m @ 1.51 g/t Au from 1,752 meters below surface
•	16.35 m @ 2.60 g/t Au from 1,787 meters below surface

Ramp Zone - Three Step-Out Holes North and Northwest of the Mineral Resource

APC164-D5, APC172-D1 and APC164-D6 stepped out north and northwest of the Mineral Resource into previously untested areas, intersecting broad and high-grade mineralization that remains open laterally and at depth. APC164-D5 intersected high-grade mineralization approximately 100 meters beyond the Mineral Resource boundary (approximately 90 meters deeper and 50 meters to the north) and a second interval approximately 105 meters beyond it (approximately 65 meters deeper and 80 meters to the north).

APC172-D1 intersected mineralization approximately 120 meters beyond the boundary (approximately 105 meters deeper and 50 meters to the north) and a second interval approximately 190 meters directly below the Mineral Resource. APC164-D6 intersected high-grade mineralization approximately 135 meters beyond the boundary (approximately 115 meters deeper and 75 meters to the northwest). Distances are measured from each interval to the nearest stope shape of the Mineral Resource; depth and lateral extensions are the vertical and horizontal components of that distance. Assay results are as follows:

APC164-D5

•	13.75 m @ 11.68 g/t AuEq (11.25 g/t Au, 22 g/t Ag) from 1,248 meters below surface
•	117.80 m @ 1.59 g/t Au from 1,459 meters below surface, including
•	18.60 m @ 3.05 g/t AuEq (2.99 g/t Au, 3 g/t Ag) from 1,459 meters below surface
•	1.40 m @ 11.35 g/t Au from 1,488 meters below surface
•	17.75 m @ 3.06 g/t AuEq (3.04 g/t Au, 1 g/t Ag) from 1,518 meters below surface
•	8.95 m @ 3.92 g/t Au from 1,561 meters below surface

APC172-D1

•	16.15 m @ 1.23 g/t AuEq (1.15 g/t Au, 4 g/t Ag) from 1,287 meters below surface
•	1.40 m @ 11.66 g/t AuEq (11.60 g/t Au, 3 g/t Ag) from 1,416 meters below surface
•	3.80 m @ 5.21 g/t Au from 1,477 meters below surface
•	26.75 m @ 3.42 g/t Au from 1,504 meters below surface
•	7.80 m @ 5.97 g/t AuEq (5.94 g/t Au, 2 g/t Ag) from 1,593 meters below surface

APC164-D6

•	2.15 m @ 8.14 g/t AuEq (8.08 g/t Au, 3 g/t Ag) from 1,294 meters below surface
•	1.15 m @ 7.26 g/t Au from 1,378 meters below surface
•	1.65 m @ 9.31 g/t AuEq (9.21 g/t Au, 5 g/t Ag) from 1,442 meters below surface
•	2.00 m @ 5.19 g/t AuEq (5.13 g/t Au, 3 g/t Ag) from 1,460 meters below surface
•	20.90 m @ 3.41 g/t AuEq (3.39 g/t Au, 1 g/t Ag) from 1,491 meters below surface

Drilling Results Compared with the Mineral Resource

The Ramp Zone's Mineral Resource extends down to 650 masl, the depth of the deepest drill hole included in the estimate. Every interval classified as "Below" in Table 1 lies below that elevation and outside the current Mineral Resource. The bottom of the deepest interval, at 1,044.85 meters down hole in APC171-D3 at approximately 280 masl, lies approximately 370 vertical meters below the base of the Mineral Resource and approximately 1,800 meters below surface. Ramp Zone mineralization has now been intersected over approximately 720 vertical meters, from approximately 1,000 to 280 masl, compared with approximately 350 vertical meters defined in the Mineral Resource.

Higher in the hole, APC171-D3's broad and high-grade interval of 44.55 m @ 5.75 g/t AuEq lies largely within the Mineral Resource but returned grades 154% higher than the estimated grades of the blocks it crossed (5.75 g/t AuEq vs 2.26 g/t AuEq). The hole's included section of 21.40 m @ 11.06 g/t AuEq lies entirely within the Mineral Resource, in blocks estimated at approximately 3.7 g/t AuEq (approximately 200% higher). This comparison is local, is presented for geological context only, and does not represent an update to the Mineral Resource.

Ramp Zone: Drilling Coverage to Date

The Ramp Zone's Mineral Resource covers approximately 315 meters (approximately 21%) of the interpreted 1.5-kilometer circumference of the Apollo breccia body at depth. Ramp Zone mineralization within the Mineral Resource area and along the rest of the circumference is currently being expanded through drilling and remains open in all directions, including at depth. Readers are cautioned that drilling outside the Mineral Resource does not, by itself, establish an extension of the Mineral Resource.

Ramp Zone drilling has also intersected Ramp Zone-style sulphide mineralization in core logging, including visible gold in APC174-D6, APC174-D7, APC174-D8, APC180-D4 and APC181-D1, and visible scheelite with gold in APC180-D3. Assay results for these holes are pending. Visual observations are not a substitute for assay results and should not be interpreted as indicative of grade.

The Ramp Zone is interpreted as a younger vein event related to a reduced intrusion-related gold system, with mineralogical similarities to the nearby Marmato Lower Mine, owned by Aris Mining. The two systems, approximately 1.75 kilometers apart, commence at broadly similar elevations and host very similar gold- and silver-bearing sulphide assemblages.

A key distinguishing feature of Ramp Zone-style mineralization is the occurrence of higher gold grades relative to publicly reported results from the Marmato Lower Mine. The Company attributes these locally higher grades primarily to the higher porosity of the host rock: mineralization at the Ramp Zone is emplaced within a porous crackle breccia matrix, which provides greater permeability for metal-bearing fluids compared to the porphyry host rock at the Marmato Lower Mine.

Cautionary Note to Readers

Although Apollo (including the Ramp Zone) and the Marmato Lower Mine (also referred to as the Bulk Mining Zone or formerly as Marmato Deeps) share certain geological characteristics, information regarding the Marmato Lower Mine is not necessarily indicative of mineralization in the Ramp Zone. Information regarding the Marmato Lower Mine has not been independently verified by the Company or its Qualified Person in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). All information presented herein regarding the Marmato Lower Mine is derived from the NI 43-101 compliant technical report titled "Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project," with an effective date of June 30, 2022 (filed November 23, 2022). This report is available on Aris Mining Corporation's website at: https://www.aris-mining.com/operations-and-projects/marmato.

Table 1. Apollo Ramp Zone Drill Results Reported in This Release

Drill hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)*	Mineral Resource**
APC171-D3	171.85	233.45	61.60	1.14	7	-	1.27	Outside
Including	171.85	180.30	8.45	4.67	18	0.07	5.09	Outside
Including	171.85	173.30	1.45	21.30	48	0.22	22.46	Outside
APC171-D3	518.00	562.55	44.55	5.58	8	-	5.75	Largely within
Including	519.20	540.60	21.40	10.78	15	0.04	11.06	Within
APC171-D3	608.85	625.00	16.15	2.68	4	-	2.76	Outside
APC171-D3	965.05	1,044.85	79.80	2.02	-	-	2.02	Below
Including	965.05	967.75	2.70	25.53	3	-	25.58	Below
Including	991.00	1,006.50	15.50	1.51	-	-	1.51	Below
Including	1,028.50	1,044.85	16.35	2.60	-	-	2.60	Below
APC164-D5	123.20	124.80	1.60	13.05	5	-	13.15	Outside
APC164-D5	372.65	386.40	13.75	11.25	22	-	11.68	Outside
APC164-D5	592.30	710.10	117.80	1.59	-	-	1.59	Below
Including	592.30	610.90	18.60	2.99	3	-	3.05	Below
Including	625.20	626.60	1.40	11.35	-	-	11.35	Below
Including	653.25	671.00	17.75	3.04	1	-	3.06	Below
Including	701.15	710.10	8.95	3.92	-	-	3.92	Below
APC164-D6	438.30	440.45	2.15	8.08	3	0.05	8.14	Outside
APC164-D6	537.00	538.15	1.15	7.26	-	-	7.26	Below
APC164-D6	588.35	590.00	1.65	9.21	5	-	9.31	Below
APC164-D6	601.05	603.05	2.00	5.13	3	-	5.19	Below
APC164-D6	627.10	648.00	20.90	3.39	1	-	3.41	Below
APC172-D1	390.50	406.65	16.15	1.15	4	-	1.23	Outside
APC172-D1	539.20	540.60	1.40	11.60	3	0.06	11.66	Below
APC172-D1	606.90	610.70	3.80	5.21	-	-	5.21	Below
APC172-D1	637.05	663.80	26.75	3.42	-	-	3.42	Below
APC172-D1	742.25	750.05	7.80	5.94	2	-	5.97	Below

Notes
1. Intervals are down-hole lengths. Estimated true widths range from 60% to 100% of reported intervals. Grades are uncut.
2. Included intervals fall within the preceding overall interval and do not necessarily represent its entire length.
3. *AuEq (g/t) = [(Au × 0.95) + (Ag × 0.020 × 0.92) + (Cu × 1.20 × 0.85) + (WO3 × 21.33 × 0.70)] ÷ 0.95, where Au and Ag are expressed in g/t, and Cu and WO3 in percent.
4. The calculation uses metal prices of US$3,000/oz gold, US$60/oz silver, US$5.25/lb copper and US$93.31/lb WO3 (equivalent to US$2,057/mtu WO3) with assumed recoveries of 95%, 92%, 85% and 70% respectively. Copper and WO3 are included in AuEq where the intercept's copper grade exceeds 0.20% for Ramp Zone intervals or is 0.04% or higher for intervals above the Ramp Zone, and where its WO3 grade is 0.02% or higher. Silver grades below 1 g/t are not reported and are excluded from the AuEq calculation for the corresponding interval. A dash ( - ) in the silver column indicates a grade below 1 g/t; a dash in the copper column indicates a grade below 0.04%. No interval in this release has a WO3 grade of 0.02% or higher.
5. Recovery assumptions are based on metallurgical results announced on August 25, 2026, and are those used in the maiden Mineral Resource announced on September 8, 2026.
6. From and To depths in Table 1 are measured down-hole from the collar of the mother hole or the start of each daughter hole, whereas depths cited in the text are expressed as vertical meters below the topographic surface directly above each intercept.
7. All results reported in this release post-date the drill database cut-off date (March 31, 2026) of the maiden Mineral Resource (effective date August 31, 2026) and were not used in its estimation. Intervals intersected outside the current Mineral Resource are not included in it, and there is no certainty that further drilling will result in these areas being included in a Mineral Resource.
8. **Mineral Resource column: "Within" means the interval lies inside the Mineral Resource; "Largely within" means most of the interval lies inside it; "Outside" means outside the Mineral Resource boundary, above its 650 masl base; "Below" means beneath the 650 masl base of the Mineral Resource.

Figure 1: Ramp Zone Long Section Showing APC171-D3, APC164-D5, APC164-D6 and APC172-D1 Below and Outside the Mineral Resource

Please refer to Table 1 for full drill hole and assay information.

Figure 2: Ramp Zone Plan View at 780 masl Showing APC171-D3, APC164-D5, APC164-D6 and APC172-D1 (200 m width clip)

Visible gold and visible scheelite are visual observations only; visual observations are not a substitute for assay results and should not be interpreted as indicative of grade. Please refer to Table 1 for full drill hole and assay information.

Figure 3: Surface Plan View of Apollo Showing the Holes Reported in This Release

Please refer to Table 1 for full drill hole and assay information.

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo Deposit (which includes the Ramp Zone)

About Collective Mining Ltd.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately US$1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten deposit that hosts a maiden Mineral Resource of 2.58 million ounces AuEq Indicated (37.0 Mt at a grade of 2.17 g/t AuEq: 1.38 g/t Au, 24.4 g/t Ag, 0.14% Cu and 0.011% WO₃) and 2.83 million ounces AuEq Inferred (48.2 Mt at a grade of 1.83 g/t AuEq: 1.60 g/t Au, 8.39 g/t Ag, 0.03% Cu and 0.002% WO₃). The Company's objectives at the Guayabales Project are to continue expansion and infill drilling at Apollo while advancing technical, environmental and permitting work across the project.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and, as a result, are fully aligned with shareholders. The Company is listed on both the NASDAQ and the TSX under the trading symbol "CNL".

Qualified Person (QP) and NI 43-101 Disclosure

David J. Reading, Special Advisor, is a Qualified Person as defined by NI 43-101 and has reviewed and verified that the technical information relating to the exploration results contained herein is accurate and has approved the written disclosure. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geologists (SEG).

The Mineral Resource and the scientific and technical information relating to the Mineral Resource contained in this news release were prepared by Ivor W.O. Jones, FAusIMM, P.Geo. (EGBC), an independent Qualified Person as defined by NI 43-101. Mr. Jones has verified the data underlying the Mineral Resource and has reviewed and approved the Mineral Resource information contained in this news release in the form and context in which it appears.

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawn and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole. Core samples were prepared and analyzed at ALS laboratory facilities in Medellín, Colombia and Lima, Peru for gold, silver, copper and tungsten assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays were obtained by fire assay fusion with AAS finish on a 50 g sample (Au-AA24). Any samples returning greater than 10 g/t were reanalyzed by fire assay with gravimetric finish on a 50 g sample (Au-GRA22). Copper and silver were assayed by inductively coupled plasma-atomic emission spectroscopy (ICP-AES) and inductively coupled plasma-mass spectrometry (ICP-MS) following a 4-acid digestion. Tungsten was analyzed with the ME-MS61 multi-element suite, while WO₃ was determined by X-ray fluorescence (XRF-15b/15c). Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards were inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps were retained and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

For further information regarding the Apollo Mineral Resource, including the effective date, data verification, key assumptions, parameters and methods used to estimate the Mineral Resource, and related risks, see the Company's news release dated September 8, 2026 entitled "Collective Mining Announces Maiden Mineral Resource for its Apollo Deposit at the Guayabales Project".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveCNL) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Eduardo Cervantes
Vice President, Corporate Development & Investor Relations
e.cervantes@collectivemining.com
+1 416-717-9577

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Forward Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future metal recovery rates; future growth potential of Collective; the Company's planned 2026 drilling program and its funding; the timing of receipt of pending assay results; the potential to expand the Ramp Zone and other mineralization at Apollo, including at depth below the Ramp Zone's Mineral Resource; planned drilling with track-mounted deep-drilling rigs, including the expected arrival of the second such rig within the next 30 days, and the drilling of the Ramp Zone to sea level in 2027; the timing of an updated Mineral Resource and a Preliminary Economic Assessment; the targeted submission of the environmental license application for Apollo to ANLA in the second half of 2027; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. Readers should refer to the Risk Factors section in the Company's Annual Information Form, dated March 30, 2026.

Cautionary Note to United States Investors

The Company is a Canadian issuer that reports its Mineral Resource information in accordance with NI 43-101 and the CIM Definition Standards, which differ from the mineral property disclosure requirements applicable to U.S. domestic issuers under Subpart 1300 of Regulation S-K ("S-K 1300"). As a foreign private issuer eligible to file reports with the U.S. Securities and Exchange Commission pursuant to the U.S.-Canada Multijurisdictional Disclosure System, the Company is not currently required to prepare its mineral property disclosure in accordance with S-K 1300. Accordingly, Mineral Resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies subject to S-K 1300, and there can be no assurance that Mineral Resources reported by the Company under NI 43-101 would be the same if prepared in accordance with S-K 1300.

SOURCE Collective Mining Ltd.

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CNW 06:30e 10-NOV-26